
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 6, 2012
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 6, 2012, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2012 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 6, 2012

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 6, 2012

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 6, 2012.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 6, 2012—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2012, of $23.6 million, or $1.02 per share, compared to $21.0 million, or 91 cents per share, for the same period in the prior year.

For the quarter ending Sept. 30, 2012, the company experienced a 5.1% increase in residential electric sales reflecting higher customer demand driven by warmer-than-normal weather in July 2012, compared to the same period in the prior year. The average temperature in July 2012 was 79.7 degrees compared to normal average temperature of 71.9 degrees. In July 2011 the average temperature was 76.9 degrees. Cooling degree days (a measure for determining the impact of weather during the cooling season) increased by 19% compared to the prior period.

Madison Gas and Electric (MGE) has experienced fuel-related savings in 2012 that are expected to be returned to customers in the future. As of Sept. 30, 2012, $5.9 million was deferred in fuel-related cost savings under the Wisconsin fuel rules mechanism. The 2012 fuel savings could increase or decrease by year-end and are subject to review by the Public Service Commission of Wisconsin.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 144,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.


MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)


Three Months Ended Sept. 30,	2012	2011
Operating revenue	$137,838	$133,572
Operating income	$39,888	$36,334
Net income	$23,642	$21,038
Earnings per share (basic and diluted)	$1.02	$0.91
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Nine Months Ended Sept. 30,	2012	2011
Operating revenue	$404,318	$415,436
Operating income	$93,413	$90,429
Net income	$53,960	$51,544
Earnings per share (basic and diluted)	$2.33	$2.23
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com